082-34635

RETAIL HOLDINGS N.V.

RECEIVED
2007 APR 23 P 12:-?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022828

April 16, 2007

Securities and Exchange Com
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Singer N.V.
Re: ~~Retail Holdings N.V.~~
Exemption Number ~~82-52~~25

SUPPL

Dear Sir/Madam:

On behalf of Retail Holdings N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Retail Holdings N.V. dated April 16, 2007, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Amy Pappas

Amy Pappas
Company Secretary

PROCESSED
APR 26 2007
THOMSON FINANCIAL

Enclosure(s)

dlw 4/24

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-5255

Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

Schottegatweg Oost 44
Curacao, Netherlands Antilles

Dated April 16, 2007

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-5225

Exhibit Index to Report

Exhibit No.	
1	Press Release, dated April 16, 2007

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption Number 82-5225

FOR IMMEDIATE RELEASE
April 16, 2007

INFORMATION CONTACT
Amy Pappas at (914) 241-3404

RETAIL HOLDINGS N.V. ANNOUNCES PRELIMINARY 2006 RESULTS, ISSUES STRATEGY STATEMENT, ANNOUNCES DIVIDEND PROGRAM

April 16, 2007, Curacao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or "the Company") announced today its preliminary results for the year ended December 31, 2006. The Company also issued a new Strategy Statement.

<u>2006 Preliminary Results</u>

The release of Retail Holdings' audited 2006 results has been delayed beyond the Company's normal release time because of a recent change in ownership structure impacting the audit of an affiliate in Bangladesh. The Company expects to report a loss for the year of approximately $2.5 million, reflecting strong growth and profits at the retail operating units in Bangladesh, Pakistan and Sri Lanka, offset by poor results for Thailand. The full, audited 2006 results are expected to be issued within three to four weeks.

<u>Strategy Statement</u>

At their April 2007 meeting, the Retail Holdings' Board of Directors, in addition to reviewing the preliminary 2006 accounts, also approved the following Strategy Statement:

Retail Holdings N.V., is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited ("Singer Asia"), who, through operating units located in selected emerging markets in Asia, acts as a distributor of consumer durable products with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer world-wide sewing business and trademark; and 3) cash and cash equivalents. The Company has no operating activities other than those carried out through Singer Asia and has no plans to acquire other operating assets.

ReHo's strategy is to maximize and monetize the value of its assets with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders.

The Company will seek to grow, to enhance the profitability of, and to increase the potential public market and private sales value of Singer Asia, with the objective of monetizing the Company's investment in Singer Asia, either through a public offering and subsequent distribution of any remaining Singer Asia shares, or through a sale of Singer Asia. Principal repayments of $31.0 million, plus interest, are due from the seller notes in the period through September 2011. In the interim, pending the offering or sale of Singer Asia, realization of the

principal on the seller notes, and the ultimate liquidation of the Company, ReHo's strategy is to minimize holding company personnel and cost of administration.

ReHo over the past several years has used a portion of the cash and cash equivalents in excess of its requirements to reduce the number of the Company's outstanding shares and options for shares. The Company expects to continue this program.

In addition, the Company intends to introduce a regular dividend program. The Company anticipates recommending a special dividend for shareholder approval in 2007 of $1.00 a share. ReHo anticipates making dividend recommendations in subsequent years, although the dividends in those years may be less than the special dividend in 2007.

Chairman Comments

In commenting on the Strategy Statement, Mr. Goodman noted, "We are now at an important decision point in the evolution of Retail Holdings. On emergence from Chapter 11 in September 2000, the Company, then known as Singer N.V., had significant corporate debt and a very substantial negative tangible net asset value. By divesting a minority stake in Singer Asia in 2003, and by divesting the Singer world-wide sewing business and trademark in 2004, the Company has been able to repay all of its corporate debt and create a cash surplus. A portion of this cash has been used to purchase all of the Company's preferred stock and more than one-third of the Company's common shares outstanding at inception. As a result of these measures, at the end of 2006, the Company had a positive tangible net asset value of approximately $67 million, equivalent to approximately $13.20 per share outstanding.

"The Retail Holdings' Board of Directors, after carefully evaluating the Company's alternatives, has concluded that it is in shareholders' interest to maximize and monetize the value of the Company's assets with the medium-term objective of liquidating the Company and distributing the proceeds to shareholders. The Company does not expect to use the cash and borrowing power at its disposal to acquire other operating assets. Rather, the Company anticipates using the existing cash and cash it may realize from the divestment of Singer Asia and repayment of the seller notes, to acquire additional shares, to pay a regular dividend, and, ultimately, to distribute a liquidating dividend to its shareholders."

About Retail Holdings

ReHo is a Netherlands Antilles public company that is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing machine business and the Singer® trademark in September 2004.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Company's shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF". Brokers should be able to continue trading ReHo's shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission

the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the Disclosure Statements and Reports dated April 2006, April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all semi-annual and quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the investor section of the Company's website at www.retailholdings.com.

As described in greater detail in the Company's 2005 Annual Report, ReHo's intention is to issue only a Summary Annual Report, including audited consolidated financial data and notes, with limited commentary, and a Summary Semi-Annual Report, including unaudited, six-month, Consolidated Statement of Operation and Consolidated Balance Sheet, with limited commentary. The decision to discontinue providing quarterly reports and more comprehensive annual and semi-annual Reports could make it more difficult for investors to assess the Company and its results and prospects and, thereby, could result in less liquidity for the Company's shares and prices that may not reflect the shares' theoretical inherent value.

Statements made herein with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources, and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and the currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered

in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Amy Pappas at (914) 241-3404.

END